===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   ---------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
               RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13d-2(b)

                              (Amendment No. __)*



                        Cablevision Systems Corporation
-------------------------------------------------------------------------------
                                (Name of Issuer)


      Cablevision NY Group Class A Common Stock, par value $.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   12686C109
-------------------------------------------------------------------------------
                                 (CUSIP Number)


                               November 18, 2002
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)

     [X]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)


--------
     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                 Page 1 of 12

CUSIP No. 12686C109                    13G

-------------------------------------------------------------------------------
  1.    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Comcast Corporation (formerly named AT&T Comcast Corporation)
        27-0000798
-------------------------------------------------------------------------------
  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                       (b) [ ]

-------------------------------------------------------------------------------
  3.    SEC USE ONLY

-------------------------------------------------------------------------------
  4.    CITIZENSHIP OR PLACE OF ORGANIZATION

        Pennsylvania
-------------------------------------------------------------------------------
                                5.      SOLE VOTING POWER         -0-
                              -------------------------------------------------
  NUMBER OF SHARES              6.      SHARED VOTING POWER       -41,451,682*-
 BENEFICIALLY OWNED           -------------------------------------------------
  BY EACH REPORTING             7.      SOLE DISPOSITIVE POWER    -0-
     PERSON WITH              -------------------------------------------------
                                8.      SHARED DISPOSITIVE POWER  -41,451,682*-
-------------------------------------------------------------------------------
  9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        -41,451,682*-
-------------------------------------------------------------------------------
  10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES
                                                                         [ ]
-------------------------------------------------------------------------------
  11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        17.7%
-------------------------------------------------------------------------------
  12.   TYPE OF REPORTING PERSON

        CO
-------------------------------------------------------------------------------

* Of the 41,451,682 shares of Cablevision NY Group Class A Common Stock, par value $.01 per share ("Class A Common Stock"), that are reported as beneficially owned by the Reporting Person, 32,651,919 shares of Class A Common Stock are owned by Comcast ABB CSC Holdings, Inc. (formerly named AT&T Broadband CSC Holdings, Inc.), and 8,799,763 shares of Class A Common Stock are owned by Comcast ABB CSC II, Inc. (formerly named AT&T Broadband CSC II, Inc.).

CUSIP No. 12686C109                    13G

-------------------------------------------------------------------------------
  1.    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Comcast Cable Communications Holdings, Inc. (formerly named
        AT&T Broadband Corp.)
-------------------------------------------------------------------------------
  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                       (b) [ ]

-------------------------------------------------------------------------------
  3.    SEC USE ONLY

-------------------------------------------------------------------------------
  4.    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
-------------------------------------------------------------------------------
                                5.      SOLE VOTING POWER         -0-
                              -------------------------------------------------
  NUMBER OF SHARES              6.      SHARED VOTING POWER       -41,451,682*-
 BENEFICIALLY OWNED           -------------------------------------------------
  BY EACH REPORTING             7.      SOLE DISPOSITIVE POWER    -0-
     PERSON WITH              -------------------------------------------------
                                8.      SHARED DISPOSITIVE POWER  -41,451,682*-
-------------------------------------------------------------------------------
  9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        -41,451,682*-
-------------------------------------------------------------------------------
  10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES
                                                                         [ ]
-------------------------------------------------------------------------------
  11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        17.7%
-------------------------------------------------------------------------------
  12.   TYPE OF REPORTING PERSON

        CO
-------------------------------------------------------------------------------

* Of the 41,451,682 shares of Cablevision NY Group Class A Common Stock, par value $.01 per share ("Class A Common Stock"), that are reported as beneficially owned by the Reporting Person, 32,651,919 shares of Class A Common Stock are owned by Comcast ABB CSC Holdings, Inc. (formerly named AT&T Broadband CSC Holdings, Inc.), and 8,799,763 shares of Class A Common Stock are owned by Comcast ABB CSC II, Inc. (formerly named AT&T Broadband CSC II, Inc.).

CUSIP No. 12686C109                    13G

-------------------------------------------------------------------------------
  1.    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Comcast Cable Holdings, LLC (formerly named AT&T Broadband, LLC)
-------------------------------------------------------------------------------
  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                       (b) [ ]

-------------------------------------------------------------------------------
  3.    SEC USE ONLY

-------------------------------------------------------------------------------
  4.    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
-------------------------------------------------------------------------------
                                5.      SOLE VOTING POWER         -0-
                              -------------------------------------------------
  NUMBER OF SHARES              6.      SHARED VOTING POWER       -41,451,682*-
 BENEFICIALLY OWNED           -------------------------------------------------
  BY EACH REPORTING             7.      SOLE DISPOSITIVE POWER    -0-
     PERSON WITH              -------------------------------------------------
                                8.      SHARED DISPOSITIVE POWER  -41,451,682*-
-------------------------------------------------------------------------------
  9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        -41,451,682*-
-------------------------------------------------------------------------------
  10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES
                                                                         [ ]
-------------------------------------------------------------------------------
  11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        17.7%
-------------------------------------------------------------------------------
  12.   TYPE OF REPORTING PERSON

        CO
-------------------------------------------------------------------------------

* Of the 41,451,682 shares of Cablevision NY Group Class A Common Stock, par value $.01 per share ("Class A Common Stock"), that are reported as beneficially owned by the Reporting Person, 32,651,919 shares of Class A Common Stock are owned by Comcast ABB CSC Holdings, Inc. (formerly named AT&T Broadband CSC Holdings, Inc.), and 8,799,763 shares of Class A Common Stock are owned by Comcast ABB CSC II, Inc. (formerly named AT&T Broadband CSC II, Inc.).

CUSIP No. 12686C109                    13G

-------------------------------------------------------------------------------
  1.    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        TCI Cable Investments, LLC
-------------------------------------------------------------------------------
  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                       (b) [ ]

-------------------------------------------------------------------------------
  3.    SEC USE ONLY

-------------------------------------------------------------------------------
  4.    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
-------------------------------------------------------------------------------
                                5.      SOLE VOTING POWER         -0-
                              -------------------------------------------------
  NUMBER OF SHARES              6.      SHARED VOTING POWER       -32,651,919*-
 BENEFICIALLY OWNED           -------------------------------------------------
  BY EACH REPORTING             7.      SOLE DISPOSITIVE POWER    -0-
     PERSON WITH              -------------------------------------------------
                                8.      SHARED DISPOSITIVE POWER  -32,651,919*-
-------------------------------------------------------------------------------
  9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        -32,651,919*-
-------------------------------------------------------------------------------
  10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES
                                                                         [ ]
-------------------------------------------------------------------------------
  11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        13.9%
-------------------------------------------------------------------------------
  12.   TYPE OF REPORTING PERSON

        CO
-------------------------------------------------------------------------------

* Of the 32,651,919 shares of Cablevision NY Group Class A Common Stock, par value $.01 per share ("Class A Common Stock"), that are reported as beneficially owned by the Reporting Person, all are owned by Comcast ABB CSC Holdings, Inc. (formerly named AT&T Broadband CSC Holdings, Inc.).

CUSIP No. 12686C109                    13G

-------------------------------------------------------------------------------
  1.    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Comcast ABB CSC Holdings, Inc. (formerly named AT&T Broadband
        CSC Holdings, Inc.)
-------------------------------------------------------------------------------
  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                       (b) [ ]

-------------------------------------------------------------------------------
  3.    SEC USE ONLY

-------------------------------------------------------------------------------
  4.    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
-------------------------------------------------------------------------------
                                5.      SOLE VOTING POWER         -0-
                              -------------------------------------------------
  NUMBER OF SHARES              6.      SHARED VOTING POWER       -32,651,919-
 BENEFICIALLY OWNED           -------------------------------------------------
  BY EACH REPORTING             7.      SOLE DISPOSITIVE POWER    -0-
     PERSON WITH              -------------------------------------------------
                                8.      SHARED DISPOSITIVE POWER  -32,651,919-
-------------------------------------------------------------------------------
  9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        -32,651,919-
-------------------------------------------------------------------------------
  10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES
                                                                         [ ]
-------------------------------------------------------------------------------
  11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        13.9%
-------------------------------------------------------------------------------
  12.   TYPE OF REPORTING PERSON

        CO
-------------------------------------------------------------------------------

Item 1(a). Name of Issuer:

     Cablevision Systems Corporation

Item 1(b). Address of Issuer's Principal Executive Offices:

     1111 Stewart Avenue, Bethpage, New York 11714

Item 2(a). Names of Persons Filing:

     This statement is filed on behalf of the persons identified below (the "Reporting Persons").

     Comcast Corporation

     Comcast Cable Communications Holdings, Inc.

     Comcast Cable Holdings, LLC

     TCI Cable Investments, LLC

     Comcast ABB CSC Holdings, Inc.

Item 2(b). Address of Principal Business Office or, if None, Residence:

     The address of the principal business office of each of Comcast Corporation, Comcast Cable Communications Holdings, Inc., Comcast Cable Holdings, LLC and TCI Cable Investments, LLC is 1500 Market Street, Philadelphia, PA 19102-2148, c/o Comcast Corporation.

     The address of the principal business office of Comcast ABB CSC Holdings, Inc. is 1201 North Market Street, Suite 1405, Wilmington, Delaware 19801, c/o Comcast Capital Corporation.

Item 2(c). Citizenship:

     Comcast Corporation - Pennsylvania

     Comcast Cable Communications Holdings, Inc. - Delaware

     Comcast Cable Holdings, LLC - Delaware

     TCI Cable Investments, LLC - Delaware

     Comcast ABB CSC Holdings, Inc. - Delaware

Item 2(d). Title of Class of Securities:

     Cablevision NY Group Class A Common Stock, par value $.01 per share ("Class A Common Stock")

Item 2(e). CUSIP Number:

     12686C109

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a) [ ]   Broker or dealer registered under Section 15 of the Exchange Act;

     (b) [ ]   Bank as defined in Section 3(a)(6) of the Exchange Act;

     (c) [ ]   Insurance company as defined in Section 3(a)(19) of the Exchange
               Act;

     (d) [ ] Investment company registered under Section 8 of the Investment Company Act;

     (e) [ ]   An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j) [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

     (a) Amount beneficially owned:  41,451,682

     (b) Percent of class:  17.7%

     (c) Number of shares as to which such person has:

          (i)  Sole power to vote or to direct the vote:  -0-

         (ii)  Shared power to vote or to direct the vote:  41,451,682

        (iii)  Sole power to dispose or to direct the disposition of:  -0-

         (iv)  Shared power to dispose or to direct the disposition of:
               41,451,682

Item 5. Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable

Item 7. Identification and Classification of the Subsidiaries Which Acquired the Security Being Reported on by the Parent Holding Company.

     Comcast Cable Communications Holdings, Inc. is a direct, wholly owned subsidiary of Comcast Corporation.

     Comcast Cable Holdings, LLC is a direct, wholly owned subsidiary of Comcast Cable Communications Holdings, Inc.

     TCI Cable Investments, LLC is a direct, wholly owned subsidiary of Comcast Cable Holdings, LLC.

     TCI Cable Investments, LLC owns Comcast ABB CSC Holdings, Inc. through, among other entities, the following direct or indirect, wholly owned subsidiaries: TCI Atlantic, LLC, Country Cable III, Inc. and CVC Keep Well, LLC.

     Comcast ABB CSC Holdings, Inc. owns 32,651,919 shares of Class A Common Stock.

     Comcast ABB CSC II, Inc., an indirect, wholly owned subsidiary of Comcast Cable Communications Holdings, Inc., owns 8,799,763 shares of Class A Common Stock.

Item 8. Identification and Classification of Members of the Group.

     Not applicable

Item 9. Notice of Dissolution of Group.

     Not applicable

Item 10. Certifications.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           Date: January 27, 2003


                                           COMCAST CORPORATION


                                           By: /s/ Arthur R. Block
                                              ----------------------------------
                                              Name:  Arthur R. Block
                                              Title: Senior Vice President


                                           COMCAST CABLE COMMUNICATIONS
                                           HOLDINGS, INC.


                                           By: /s/ Arthur R. Block
                                              ----------------------------------
                                              Name:  Arthur R. Block
                                              Title: Senior Vice President


                                           COMCAST CABLE HOLDINGS, LLC


                                           By: /s/ Arthur R. Block
                                              ----------------------------------
                                              Name:  Arthur R. Block
                                              Title: Senior Vice President


                                           TCI CABLE INVESTMENTS, LLC


                                           By: /s/ Arthur R. Block
                                              ----------------------------------
                                              Name:  Arthur R. Block
                                              Title: Senior Vice President


                                           COMCAST ABB CSC HOLDINGS, INC.


                                           By: /s/ Judie M. Dionglay
                                              ----------------------------------
                                              Name:  Judie M. Dionglay
                                              Title: Vice President

                                   SCHEDULES


Schedule I Joint Filing Agreement dated January 27, 2003 among Comcast
           Corporation, Comcast Cable Communications Holdings, Inc., Comcast Cable Holdings, LLC, TCI Cable Investments, LCC and Comcast ABB CSC Holdings, Inc.

                                                                     SCHEDULE I


                             JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned acknowledges and agrees that Schedule 13G with respect to the Cablevision NY Group Class A Common Stock, par value $.01 per share, of Cablevision Systems Corporation shall be filed on behalf of each of the undersigned and acknowledges that as contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Agreement may be executed in any number of counterparts and all such counterparts taken together shall constitute one and the same instrument.


     Date: January 27, 2003

                                           COMCAST CORPORATION


                                           By: /s/ Arthur R. Block
                                              ----------------------------------
                                              Name:  Arthur R. Block
                                              Title: Senior Vice President


                                           COMCAST CABLE COMMUNICATIONS
                                           HOLDINGS, INC.


                                           By: /s/ Arthur R. Block
                                              ----------------------------------
                                              Name:  Arthur R. Block
                                              Title: Senior Vice President


                                           COMCAST CABLE HOLDINGS, LLC


                                           By: /s/ Arthur R. Block
                                              ----------------------------------
                                              Name:  Arthur R. Block
                                              Title: Senior Vice President


                                           TCI CABLE INVESTMENTS, LLC


                                           By: /s/ Arthur R. Block
                                              ----------------------------------
                                              Name:  Arthur R. Block
                                              Title: Senior Vice President


                                           COMCAST ABB CSC HOLDINGS, INC.


                                           By: /s/ Judie M. Dionglay
                                              ----------------------------------
                                              Name:  Judie M. Dionglay
                                              Title: Vice President